Exhibit 99.1

Medigus and Intellisense Solutions Agree to Securities Exchange Effecting a Merger of ScoutCam

OMER, Israel, September 17, 2019 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced the signing of a securities exchange agreement with Intellisense Solutions Inc., a Nevada corporation whose shares of common stock are quoted on the OTC “Pink Sheets”. The transaction will result in Medigus’s wholly-owned subsidiary, ScoutCam Ltd., becoming a wholly-owned subsidiary of Intellisense, and in exchange Medigus will receive 60% of the issued and outstanding share capital of Intellisense.

The securities exchange agreement includes a number of conditions, among which is the requirement that Intellisense have at least $3,000,000 in cash on hand on the day of the closing of the agreement and that Intellisense bear the costs and expenses in connection with the execution of the agreement. Similarly, Intellisense has undertaken to secure at least $3,000,000 in funding prior to closing of the agreement, of which will be based on a pre-money valuation of $10,000,000 of Intellisense on a post-closing basis.

Additionally, the agreement provides that if ScoutCam achieves $33,000,000 in aggregate sales within the first three years immediately following the closing of the transaction, Intellisense will issue to Medigus additional shares of its common stock representing 10% of Intellisense’s outstanding share capital on the date of closing.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed securities exchange; expectations regarding the capitalization, resources and ownership structure of Intellisense and ScoutCam following the contemplated completion of the transaction; the adequacy of Intellisense and ScoutCam’s capital to support its future operations and its ability to successfully implement ScoutCam’s business model; the nature, strategy and focus of Intellisense and ScoutCam; and the executive and board structure of Intellisense and ScoutCam. Medigus, Intellisense and/or ScoutCam may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com